                                                             Exhibit (a)(7)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares.  The Offer is made  solely by the Offer to Purchase dated November 29, 1995 and the related Letter of Transmittal and is being made to all holders of Shares.  The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of
     Shares in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the securities laws of such jurisdiction, but the Purchaser may, in its sole discretion, take such action as it may consider necessary to make the Offer in any such jurisdiction and extend the Offer to holders of
                       Shares in such jurisdiction.

              Notice of Offer to Purchase for Cash

         Any and All Outstanding Shares of Common Stock

                               of

                   Communication Cable, Inc.

                               at

                      $12.00 Net Per Share

                               by

                   Kuhlman Acquisition Corp.

                  a wholly-owned subsidiary of

                      Kuhlman Corporation

     Kuhlman Acquisition Corp., a North Carolina corporation (the "Purchaser") and a wholly-owned subsidiary of Kuhlman Corporation, a Delaware corporation ("Kuhlman"), hereby offers to purchase any and all outstanding shares (the "Shares") of common stock, par value $1.00 per share (the "Common Stock"), of Communication Cable, Inc., a North Carolina corporation (the "Company"), at a price of $12.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 29, 1995 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").


THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, JANUARY 22, 1996, UNLESS THE OFFER IS EXTENDED.


     The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, when added to the Shares beneficially owned by the Purchaser (including the Shares subject to the Stock Option Agreement among the Purchaser, Kuhlman and the Company's Chief Executive Officer referred to in the Offer to Purchase), constitutes at least 80% of the Common Stock outstanding on a fully diluted basis (the "Minimum Tender Condition") and (2) the Purchaser being satisfied, in its sole discretion, that The North Carolina Control Share Acquisition Act has been complied with or is invalid or otherwise inapplicable to the Offer and that all Shares then owned by the Purchaser have, and all Shares tendered for purchase pursuant to the Offer will have, upon purchase by the Purchaser, the same voting rights as all other Shares not constituting "interested shares" within the meaning of such Act.

     The Purchaser expressly reserves the right, at any time or from time to time, (i) to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary (as defined in the Offer to Purchase), (ii) upon the occurrence of any of the conditions specified in Section 15 of the Offer to Purchase (including, without limitation, the Minimum Tender Condition), to delay (except as otherwise required by applicable law) acceptance for payment of or payment for Shares, or to terminate the Offer and not accept for payment or pay for Shares, or (iii) at any



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time or from time to time to amend the Offer in any respect or to waive or modify the Minimum Tender Condition or any other condition of the Offer (subject, in any case, to any applicable requirement that the Offer be extended for a period sufficient to allow holders to consider such amendment, waiver or modification). Any such extension, delay, termination or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date (as defined in the Offer to Purchase). During any such extension, all Shares previously tendered and not accepted for payment or withdrawn will remain subject to the Offer and may be accepted for payment by the Purchaser.

     The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

     A request is being made to the Company for the use of its stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and other tender offer materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

     Any questions or requests for assistance or additional copies of the Offer to Purchase and Letter of Transmittal may be directed to the Information Agent at the address and telephone number set forth below. Copies will be furnished promptly at the Purchaser's expense.

            The Information Agent for the Offer is:

                           GEORGESON
                         & COMPANY INC.

                       Wall Street Plaza
                   New York, New York  10005
                 (212) 440-9800 (call collect)


November 29, 1995



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